Filed by CB Bancshares, Inc. pursuant
                                   to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-6 under
                                            the Securities Exchange Act of 1934

                                           Subject Company: CB Bancshares, Inc.
                                                Commission File No.: 333-104783


                              [CB Bancshares Logo]


                                                              September 1, 2004


Dear Shareholder:

                  The special meeting of CB Bancshares shareholders scheduled for September 13th is fast approaching and, according to our latest records, we have not yet received your proxy. As you know, your Board of Directors recommends that you vote FOR the merger with Central Pacific Financial Corp.

                ISS RECOMMENDS SHAREHOLDERS VOTE FOR THE MERGER

                  You should also be aware that Institutional Shareholder Services, Inc. (ISS), the nation's leading independent voting advisory service, recommends that its clients vote FOR the merger. ISS, whose voting recommendations are relied upon by hundreds of major institutional investors, mutual funds and fiduciaries throughout the United States, stated: "Based on the market premium, the fairness opinion, and the potential strategic synergies, we believe the merger agreement warrants shareholder support."

                  Please make sure your shares are represented at the meeting by voting today--by telephone, via the Internet, or by signing and by returning your proxy card in the envelope provided.

                  Thank you for your support.

                  Very truly yours,

                  [/signature]

                  Ronald K. Migita
                  President and Chief Executive Officer

===============================================================================

                         IMPORTANT-- PLEASE VOTE TODAY!

       Remember, if you do not vote--or your vote gets lost in the mail-- it will have the same effect as a vote against the merger.

         Please follow the easy instructions on the enclosed proxy card to vote by telephone or via the Internet.

        If you have questions, or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated:

                          TOLL-FREE: (1) 877-687-1873.


===============================================================================









                          IMPORTANT LEGAL INFORMATION


                  CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.